SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172406100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

Zvi Rhine

Sabra Capital Partners, LLC

2301 E. Ontario Street, Suite 2301

Chicago, Illinois 60611

(847) 414-4371

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 172406100	Page 2 of 4 Pages

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,583,098
	8	Shared voting power 0
	9	Sole dispositive power 6,583,098
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,583,098
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.4%(1)
14	Type of reporting person (see instructions) IN

13D

CUSIP No. 172406100	Page 3 of 4 Pages

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned reporting persons (collectively, the “Reporting Persons”) hereby amend their statement on Schedule 13D dated June 3, 2015, as amended by Amendment No. 1 dated June 9, 2015 (the “Schedule 13D”), regarding the Class A Common Stock, par value $0.001 per share, of Cinedigm Corp., a Delaware corporation (the “Company”). This statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, there are no other changes to the information set forth in the Schedule 13D. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5.I. of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

I.	Chez Reporting Person

(a) This Statement relates to 5,608,098 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock (the “Chez Warrant”) through exercise of the Chez Warrant (which are exercisable within sixty days), in each case owned by the Chez Reporting Person. The 6,583,098 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Chez Warrant) beneficially owned by the Chez Reporting Person and reported on this Statement represent approximately 8.4% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Act).

(b) The Chez Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock reported in Item 5.I.(a) above.

(c) During the past 60 days, the Individual Retirement Accounts for Mr. Chez’s benefit purchased 94,000 shares of Common Stock at a price of $.8571 per share on April 28, 2015, and Mr. Chez individually purchased 19,700 shares of Common Stock at a price of $.9300 per share on May 4, 2015, each in open market transactions. In addition, during the past 60 days, the Chez Family Foundation effected the following purchases of Common Stock, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Date	Shares	Per Share Cost
April 24, 2015	15,800	$.9708
April 27, 2015	8,200	.9288
April 28, 2015	28,306	.8485
April 29, 2015	71,694	.8078
June 1, 2015	33,000	.9007

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 10, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

SABRA INVESTMENTS, LP
by Sabra Capital Partners, LLC, its general partner

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

SABRA CAPITAL PARTNERS, LLC

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine